SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              THE FINOVA GROUP INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                       3179281
                   -------------------------------------------
                                    (CUSIP NUMBER)

                JAMES D. BENNETT, BENNETT MANAGEMENT CORPORATION
    2 STAMFORD PLAZA, SUITE 1501, 281 TRESSER BOULEVARD, STAMFORD, CT  06901
                                 (203) 353-3101
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                 AUGUST 8, 2001
              ----------------------------------------------------
             (DATE OF EVENT THAT REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:[_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP  No.:  3179281                                     PAGE 2 of 5 PAGES
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                James D. Bennett
--------------------------------------------------------------------------------
2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP *          (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3  SEC  USE  ONLY

--------------------------------------------------------------------------------
4  SOURCE  OF  FUNDS *
                                       AF
--------------------------------------------------------------------------------
5  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS                        [_]
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                                                USA
--------------------------------------------------------------------------------
   NUMBER OF SHARES       |   7  SOLE  VOTING  POWER            None
     BENEFICIALLY         |-----------------------------------------------------
       OWNED BY           |   8  SHARED  VOTING  POWER          2,562,300 (1)
         EACH             |-----------------------------------------------------
      REPORTING           |   9  SOLE  DISPOSITIVE  POWER       None
       PERSON             |-----------------------------------------------------
        WITH              |  10  SHARED  DISPOSITIVE  POWER     2,562,300 (1)
--------------------------------------------------------------------------------
11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING  PERSON
                                  2,562,300 (1)
--------------------------------------------------------------------------------
12  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)                    [_]
    EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                                      4.19%
--------------------------------------------------------------------------------
14  TYPE  OF  REPORTING  PERSON *
                                       IN
--------------------------------------------------------------------------------

__________________________
(1) James D. Bennett ("Mr. Bennett") shares beneficial ownership of as well as voting and dispositive power with respect to 1,178,660 of the shares with Bennett Restructuring Fund, L.P. Mr. Bennett shares beneficial ownership of as well as voting and dispositive power with respect to 768,690 of the shares with Bennett Restructuring Fund II, L.P. Mr. Bennett shares beneficial ownership of as well as voting and dispositive power with respect to 614,950 of the shares with Bennett Offshore Restructuring Fund, Inc.

Capitalized terms used herein without definitions shall have the meanings ascribed thereto in the Schedule 13D, as amended.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.
          --------------------------------------------------------

     1,178,660 of the shares of Common Stock were purchased by BRF in open market transactions at an aggregate cost of $1,271,813.71. 768,690 of the shares of Common Stock were purchased by BRF II in open market transactions at an aggregate cost of $1,128,332.13. 614,950 of the shares of Common Stock were purchased by BORF in open market transactions at an aggregate cost of $644,426.26. The funds for all purchases of Common Stock made by BRF, BRF II or BORF, respectively, came from such entity's own funds. No leverage was used to purchase any of the Common Stock.

Item  4.  Purpose  of  Transaction.
          ------------------------

     The shares of Common Stock beneficially owned by Mr. Bennett were acquired for investment purposes. Mr. Bennett, BRF, BRF II and/or BORF may acquire additional shares, dispose of all or some of the shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold the shares.

     On February 1, 2001, the Company asked Mr. Bennett and other shareholders to help the Company to organize an unofficial, ad hoc committee of institutional holders of its Common Stock (the "Ad Hoc Committee"). The purpose of the Ad Hoc Committee was to obtain information about the Company's options for a financial restructuring and to facilitate communication among its members and between its members, the Company and other stakeholders of the Company regarding the financial condition of the Company, the terms of various possible proposals regarding the possible financial restructuring of the Company, the potential impact of such proposals upon holders of the Company's Common Stock and the views of the Ad Hoc Committee members regarding such matters. The Ad Hoc Committee designated counsel, which then was engaged by the Company to represent the Ad Hoc Committee, and the Ad Hoc Committee sought to identify other potential advisors as well. Neither Mr. Bennett nor any of the other members of the Ad Hoc Committee possessed any material nonpublic information about the Company.

     On March 6, 2001, the Company and eight of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The Debtors continued to operate their businesses and managed their properties as debtors and debtors-in-possession under the Bankruptcy Code. On April 27, 2001, the Office of the United States Trustee officially appointed the Committee of Equity Security Holders of The Finova Group Inc. (the "Official Committee"), which succeeded the Ad Hoc Committee. Among the members of the Official Committee, as originally appointed, was Bennett Management Corporation. BMC subsequently resigned from the Official Committee on June 14, 2001, the date on which the Third Amended and Restated Disclosure Statement With Respect to Joint Plan of Reorganization of Debtors was filed.

     Notwithstanding BMC's participation on the Official Committee, Mr. Bennett did not act in concert with the other members of the Official Committee to pursue any common goal or objective, and, thus, disclaims membership in a group with the other members of the Official Committee.

Item  5.  Interest  in  Securities  of  the  Issuer.
          -----------------------------------------

     As  of  the  date of the filing of this Amendment to this Schedule 13D, Mr.
Bennett is deemed to beneficially own 2,562,300 shares of Common Stock. Mr. Bennett shares beneficial ownership and voting and dispositive power with respect to 1,178,660 of the shares with BRF. BRF is the record owner of such shares. Mr. Bennett shares beneficial ownership of and voting and dispositive power with respect to 768,690 of the shares with BRF II. BRF II is the record owner of such shares. Mr. Bennett shares beneficial ownership and voting and dispositive power with respect to 614,950 of the shares with BORF. BORF is the record owner of such shares. Based on the issuer's Form 10-Q, filed as of August 1, 2001, 61,150,000 shares of Common Stock were outstanding as of July 31, 2001. Therefore, Mr. Bennett is deemed to beneficially own 4.19% of the issued and outstanding shares of the Company's Common Stock. During the past 60 days, BRF, BRF II and BORF have purchased no shares of Common Stock and have sold a total of 1,030,400 shares of Common Stock. Schedule I to this 13D filing provides certain information with respect to those sales.

     Mr. Bennett anticipates that the percentage of the issued and outstanding shares of the Company's Common Stock that he is deemed to beneficially own will decrease by roughly one-half upon the issuance of shares of Common Stock to Berkadia LLC pursuant to the Third Amended and Restated Joint Plan of
Reorganization of the Company and certain of its subsidiaries (the "Plan of Reorganization"), which Plan of Reorganization was confirmed by the United States Bankruptcy Court for the District of Delaware on August 10, 2001.

     (d)  Not  applicable.

     (e) Mr. Bennett, BRF, BRF II and BORF ceased to be owners of more than five percent of the Common Stock as of August 8, 2001.

Item  7.  Material  to  be  Filed  as  Exhibits.
          -------------------------------------

     1.  Schedule  I



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 27, 2001

                                 /s/  James  D.  Bennett
                                 ___________________________
                                 James  D.  Bennett

                                   SCHEDULE I

                         FINOVA GROUP STOCK TRANSACTIONS
                 OF BRF, BRF II AND BORF DURING THE PAST 60 DAYS


              Type of    Number of Shares
Trade Date  Transaction   Purchased/Sold   Trade Amount   Price per Share

07-09-01     Sale            100,000       $382,989.38        $3.83
07-10-01     Sale             88,500       $340,383.77        $3.85
07-11-01     Sale             10,400        $39,014.74        $3.75
07-12-01     Sale              5,900        $22,084.31        $3.74
07-25-01     Sale            105,000       $404,791.96        $3.86
07-26-01     Sale                500         $1,909.98        $3.82
07-30-01     Sale             56,000       $218,282.87        $3.90
07-31-01     Sale             86,000       $334,978.97        $3.90
08-01-01     Sale              2,000         $7,759.79        $3.88
08-07-01     Sale             61,600       $186,025.03        $3.02
08-08-01     Sale             20,000        $63,547.86        $3.18
08-09-01     Sale            220,000       $742,117.10        $3.37
08-13-01     Sale             85,000       $310,214.22        $3.65
08-14-01     Sale              9,500        $34,808.87        $3.66
08-16-01     Sale             80,000       $279,064.65        $3.49
08-22-01     Sale            100,000       $380,937.26        $3.81